DR

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008

 (Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DR

To the Shareholders of Unbridled Energy Corporation

These financial statements for the first quarter ended March 31, 2008, comprised of the balance sheet and the statements of operations and deficit as well as changes in cash flows, have been compiled by management.  These financial statements, along with the accompanying notes, have been reviewed and approved by the members of the Company’s audit committee.  In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited financial statements have not been reviewed by the Company’s auditors.

Vancouver, BC

May 14, 2008

MANAGEMENT

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS

March 31, 2008 and December 31, 2007

(Unaudited – Prepared by Management)

ASSETS	March 31 2008	December 31 2007
Current
Cash and cash equivalents	$ 411,434	$ 509,382
Amounts receivable – Note 12	155,058	591,779
GST recoverable	466,231	482,458
Prepaid expenses and deposits	94,416	159,071

	1,127,139	1,742,690

Amounts receivable – Note 12	44,986	744,986
Funds held in Trust – Note 3	153,667	102,221
Reclamation deposits – Note 4	-	231,276
Other assets	176,257	-
Property and equipment – Notes 5 and 12	17,624,489	17,627,482

	$ 19,826,538	$ 20,448,655

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 10	$ 2,483,606	$ 3,128,775
Note payable – Note 6	51,325	49,565
	2,534,931	3,178,340
Bank loan – Note 7	3,882,736	3,055,682
Asset retirement obligation – Note 8	382,116	373,983

	6,799,783	6,608,005

SHAREHOLDERS’ EQUITY

Share capital – Note 9	23,522,495	23,522,495
Share subscriptions received	-	-
Contributed surplus – Note 9	2,594,629	2,485,337
Deficit	(13,090,369)	(12,167,182)

	13,026,755	13,840,650

	$ 19,826,538	$ 20,448,655

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Notes 5, 9 and 11

APPROVED BY THE DIRECTORS:

“Joseph H. Frantz Jr.”	Director	“Robert D. Penner”	Director
Joseph H. Frantz Jr.		Robert D. Penner

(See accompanying notes to the consolidated financial statements)

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

	March 31 2008	April 30 2007
Revenue
Oil and gas production (net of royalties)	$ 181,050	$ 131,945
Interest	14,822	4,023

	195,872	135,968
Expenses
Accounting and audit fees – Note 10	10,574	45,287
Bank charges	941	561
Consulting – Note 10	102,638	189,267
Depletion, depreciation and accretion	83,582	82,774
Financial marketing	52,903	(78,265)
Foreign exchange loss	125,291	-
Investor relations	28,961	28,550
Interest and finance fees	54,775	-
Legal fees – Note 10	59,977	1,911
Office and miscellaneous	46,160	(221,616)
Payroll and benefits – Note 10	211,305	178,278
Production costs	87,214	101,224
Professional fees	11,951	12,200
Regulatory and transfer agent fees	9,898	(54,554)
Rent	38,809	79,389
Stock-based compensation – Note 9	109,292	781,399
Transportation cost	11,192	-
Travel and promotion	73,596	122,606
	1,119,060	1,269,011

Loss before other items:	(923,187)	(1,133,043)
Write-down of oil and gas properties – Note 5	-	(5,184,841)

Loss before income taxes	(923,187)	(6,317,884)
Future income tax recovery	-	1,784,565

Net loss and comprehensive loss for the period	(923,187)	(4,533,319)

Deficit, beginning of the period	(12,167,182)	(2,268,828)

Deficit, end of the period	$ (13,090,369)	$(6,802,147)

Basic and diluted loss per share	$ (0.02)	$ (0.17)

Weighted average number of common shares outstanding	44,533,968	27,243,901

(See accompanying notes to the consolidated financial statements)

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

	March 31 2008	April 30 2007
Operating Activities
Net loss for the period	$(923,187)	$ (4,533,319)
Adjustments to reconcile net loss used in operations:
Future income tax recovery	-	(1,784,565)
Stock-based compensation	109,292	781,399
Write-down of oil and gas properties	-	5,184,841
Depletion, depreciation and accretion	83,582	82,774

Changes in non-cash working capital balances related to operations:
Amounts receivable	436,721	(34,745)
GST recoverable	16,227	(15,030)
Prepaid expenses and deposits	64,655	(49,900)
Accounts payables and accrued liabilities	(643,411)	(425,958)
Asset retirement obligation	-	224,157
Due to a related party	-	-

	(856,121)	(570,346)
Investing Activities
Funds held in Trust	(51,446)	(111,010)
Other assets	(176,256)	-
Reclamation deposits	231,276	-
Acquisition of oil and gas properties	(64,556)	(2,636,510)
Acquisition of equipment	(7,899)	(140,249)

	(68,881)	(2,887,769)

Financing Activities
Advances from bank loan	827,054	-
Proceeds from note payable	-	-
Proceeds from issuance of common shares, net	-	3,153,581
Share subscriptions received	-	582,490

	827,054	3,736,071

Increase (decrease) in cash and cash equivalents	(97,948)	277,956

Cash and cash equivalents, beginning of the period	509,382	3,210,942

Cash and cash equivalents, end of the period	$ 411,434	$ 3,488,898

Supplementary disclosure of cash flow information: Cash paid for:
Interest	$ 55,866	$ -
Income taxes	$ -	$ -

(See accompanying notes to the consolidated financial statements)

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 1

Nature and Ability to Continue as a Going Concern

Unbridled Energy Corporation (“the Company”) is engaged in the exploration for and the development of petroleum and natural gas in Canada and the United States.

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name to Unbridled Energy Corporation.  These financial statements and the notes thereto should be read in conjunction with the Company’s Management Discussion and Analysis as at and for the quarter ended March 31, 2008.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $13,090,369 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Unbridled Energy USA Inc., Unbridled Energy New York LLC and Unbridled Energy Ohio LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Note 3

Funds held in Trust

Funds held in Trust represents $153,667 (USD$104,303) (December 31, 2007 - $102,221) held in a certificate of deposit, of which $107,067 (USD$104,303) has been assigned to the New York Department of Environmental Conservation as collateral for the Company’s Chautauqua Wells well plugging obligations, and a $46,600 security deposit for the office in Calgary.  The certificate of deposit bears interest at 4.59%.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 4

Reclamation deposits

The amount of $nil (December 31, 2007 - $231,276) is a security deposit held in trust by the Alberta Energy Resources Conversion Board as financial assurance for possible reclamation liabilities.  The amount in trust is periodically reviewed and adjusted based on the financial status of the Company.

Note 5

Property and Equipment

	March 31, 2008
	Cost	Accumulated Depletion and Depreciation	Net

Petroleum and natural gas properties	$ 17,570,830	$ 184,722	$ 17,386,108
Leasehold improvements	218,640	51,160	167,480
Office equipment	84,227	13,326	70,901

	$ 17,873,697	$ 249,208	$ 17,624,489

	December 31, 2007
	Cost	Accumulated Depletion and Depreciation	Net

Petroleum and natural gas properties	$ 17,506,274	$ 124,558	$ 17,381,716
Leasehold improvements	213,412	39,057	174,355
Office equipment	81,556	10,145	71,411

	$ 17,801,242	$ 173,760	$ 17,627,482

The Company did not capitalize any general and administrative costs during the period ended March 31, 2008 and the year ended December 31, 2007.  As at March 31, 2008, petroleum and natural gas properties include the cost of unproved properties in Canada and the USA in the amounts of $15,129,061 and $947,440 respectively (December 31, 2007 - $14,866,444 and $889,738), which has been excluded from the depletion calculation and future capital costs of $nil  (December 31, 2007 - $nil) have been included in the depletion calculation.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 5

Property and Equipment – (cont’d)

Petroleum and Natural Gas Properties:

a)

Canada Oil and Gas Properties

i)

Chambers Property

By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement a 20% working interest in the Chambers Elkton well 3-17-4-11-W5 located in the Province of Alberta, Canada.

As consideration for the assignment, the Company issued 3,000,000 common shares of the Company, valued at $3,750,000 and reimbursed $77,000 for seismic and completion costs incurred.  Under the terms of the agreement, the Company paid 25% of the cost of drilling, completing and abandonment costs on the well.  The working interest of 20% is subject to a combined 8.5% gross overriding royalty (“GORR”).

Pursuant to a separate purchase and sale agreement dated April 14, 2006, the Company acquired an additional 5% working interest and an 8% GORR on a 7% working interest in the same Chambers Elkton well.  As consideration, the Company paid $475,000.  The Company also agreed to acquire a 30% working interest in another well on the prospect, the Chambers 7-18 well.

Pursuant to a separate Farm In and Option to Purchase Agreement dated April 18, 2007, the Company agreed to incur additional costs related to the drilling and completion, capping or abandoning of the Chambers 16-21-41-11 option well along with its joint venture partners for an interest in the 16-21 well and incremental earned interest in the Chambers 3-17 and Chambers 7-18 wells, which is to be determined based on the proportionate share of actual costs incurred.

At March 31, 2008 principal operations have not yet commenced and the Chambers property is considered to be in the preproduction stage.  To March 31, 2008, the Company has incurred costs, net of incidental revenues, of $15,129,061 for acquisition and drilling.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 5

Property and Equipment – (cont’d)

Petroleum and Natural Gas Properties – (cont’d)

ii)

Tsuu T’ina First Nation Property

By an assignment and assumption agreement dated March 31, 2006, the Company secured the option to acquire up to a 50% participating interest in a joint venture with Arapahoe Energy Corporation (“Arapahoe”) in certain petroleum and natural gas rights on the Tsuu T’ina First Nation (Sarcee Indian Reserve) West of Calgary, Canada.  The Company agreed to pay $750,000 cash and reimburse Arapahoe up to a maximum of $2,000,000, finance a portion of the seismic program on the property and drill two test wells on the property.  To March 31, 2008, the Company has incurred costs, net of revenues, of $7,265,182 for acquisition and drilling.

At March 31, 2008 principal operations have not yet commenced and the Tsuu T’ina property is considered to be in the preproduction stage.  Management assessed the recoverability of this unproved property and recognized a write-down at March 31, 2008 totalling $nil (December 31, 2007 - $2,080,341), which represented the remaining carrying value of the property.

b)

US Oil and Gas Properties

i)

Oil and Gas Property, New York

By a purchase and sale agreement dated March 28, 2007, together with another agreement of the same date, the Company acquired a 50% interest in oil and gas leases located in the Chautauqua County, New York.  The property is in production and consists of 61 gross and approximately 29.65 net wells.

ii)

Oil and Gas Property, Ohio

By a Leasehold Acquisition, Ownership, Development and Operation Agreement dated March 31, 2007, as amended by a subsequent letter agreement dated May 1, 2007, the Company acquired approximately 15,500 net acres of oil and gas leases located in Jackson County, Ohio.  In December 31, 2007, the company acquired approximately 7,500 net acres in the region, for a total of approximately 23,000 net acres. At March 31, 2008, principal operations have not yet commenced and the property is considered to be in the pre-production stage.  As at March 31, 2008, the Company has incurred acquisition costs of $947,440.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 6

Note Payable

	March 31	December 31
	2008	2007

HH Allegiance New York, LLC	$51,325	$49,565

The note payable is due to HH Allegiance New York, LLC, a joint venturer in the Chautauqua Wells, and is issued in connection with the purchase of a certificate of deposit and issuance of a letter of credit to collateralize well plugging obligations.    The note is unsecured and bears interest at 4.59%.  The principal is repayable following the satisfaction of any well plugging obligations on the wells to which the letter of credit is related to, the sale of the wells, or other event which terminates the obligation of the Company to maintain the certificate of deposit.

Note 7

Bank loan

The Company executed a Business Loan Agreement and Promissory Note for letters of credit with Huntington National Bank.  Funds from this debt facility are being applied to the ongoing development of the Company’s existing reserve base in the Appalachian Basin, USA, further development of the Company’s project in the Chambers area of the Western Canadian Sedimentary Basin, and for general corporate purposes.

The facility provides for a borrowing base up to USD$6,000,000, as determined from time to time by the lender based on the Company’s oil and gas reserves.  At March 31, 2008, the available borrowing base was $4,163,460 (USD$4,200,000) and the Company has drawn $3,882,736 (USD$3,782,500) from the facility.

The loan bears interest of LIBOR plus 250 basis points (5.31750% as at March 31, 2008) and is repayable on November 16, 2009.  The loan is secured by the Company’s reserves in Chautauqua County, New York, USA. The Company is required to make monthly interest payments.  In the event that the loan balance exceeds the available borrowing base, the Company is required to reduce the loan balance by repaying the excess portion.

The loan includes certain non-financial and financial covenants, including but not limited to a requirement to maintain a minimum adjusted EBITDA to adjusted current liability ratio of 1.25:1.00, commencing six months after the Company begins selling gas from the Chambers 3-17 and Chamber 16-21 wells.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the eight-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 8

Asset Retirement Obligation

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the Company’s property and equipment:

	Three months ended March 31 2008	Three months ended April 30 2007

Asset retirement obligation, beginning of the period	$ 373,983	$ 26,325
Liabilities incurred	-	219,127
Accretion	8,133	5,030

Asset retirement obligation, end of the year	$ 382,116	$ 250,482

The following significant assumptions were used to estimate the asset retirement obligations:

	Three months ended March 31 2008	Three months ended April 30 2007

Credit-adjusted risk-free discount rate	7%	6%
Inflation rate	3%	3%
Expected timing of cash flows	Estimated year a well becomes economic, 2008 to 2047

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 9

Share Capital

a)

Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b)

Issued: common shares

	Number of Common Shares	Amount

Balance, April 30, 2006	16,169,166	$ 6,635,943
Issue of shares for cash:
Private placements - at $1.05	7,700,000	8,085,000
- at $1.10	400,000	440,000
- at $0.70	3,931,800	2,752,260
- at $0.65	5,501,000	3,575,650
- at $0.55	665,000	365,750
- at $0.50	5,920,000	2,960,000
Pursuant to the exercise of warrants - at $0.80	15,000	12,000
Issue of shares for a finders’ fee	163,830	104,673
Share issue costs	-	(1,432,141)
Tax effect of flow-through share renunciation	-	(1,784,565)

Balance, April 30, 2007	40,465,796	$ 21,714,570
Issue of shares for cash:
Private placements - at $0.50	2,735,000	1,367,500
- at $0.55	150,000	82,500
- at $0.45	1,183,172	532,427
Share issue costs	-	(174,502)

Balance, March 31, 2008 and December 31, 2007	44,533,968	$ 23,522,495

c)

Contributed surplus:

	March 31 2008	December 31 2007

Balance, beginning of period	$ 2,485,337	$1,531,650
Stock based compensation	109,292	897,088
Issuance of warrants	-	56,599
Balance, end of period	$ 2,594,629	$ 2,485,337

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and March 31, 2007

(Unaudited – Prepared by Management)

Note 9

Share Capital – (cont’d)

d)

Escrow:

In accordance with an Escrow Agreement dated September 28, 2004, 3,701,666 common shares of the Company were subject to escrow and may not be transferred, assigned or otherwise dealt with without the consent of the TSX Venture Exchange (“TSX”).  The release of these shares is subject to the approval of the TSX and may be released as to 10% upon the listing of the Company’ shares and 15% every six months thereafter until all the escrowed shares have been released from escrow.  At March 31, 2008 there are no shares held in escrow.

e)

Commitments:

i)

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and consultants to purchase common shares of the Company.  These options are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant.  Unless stated otherwise, the options vest as to 12.5% on TSX approval and 12.5% every three months thereafter until fully vested.  The maximum number of options outstanding is limited to 10% of the total shares issued and outstanding.  A summary of the status of the stock option plan as of March 31, 2008 and the changes during the period is as follows:

		Weighted
		Average
		Exercise
	Number	Price

Outstanding, April 30, 2006	650,000	$1.32
Granted	1,850,000	$1.35
Cancelled	(400,000)	$1.41

Outstanding, April 30, 2007	2,100,000	$1.33
Granted	1,015,000	$0.75
Cancelled	(350,000)	$1.35

Outstanding, December 31, 2007	2,765,000	$1.10
Cancelled	(500,000)	$1.32

Outstanding, March 31, 2008	2,265,000	$1.05

Exercisable, March 31, 2008	1.443,125	$1.19
Exercisable, December 31, 2007	1.647,500	$1.26

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 9

Share Capital – (cont’d)

e)

Commitments:

i)

Stock-based Compensation Plan – (cont’d)

As at March 31, 2008, there are 2,265,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercisable	Exercise Price	Expiry Date

50,000	25,000	$0.75	July 18, 2010
150,000	37,500	$0.50	October 15, 2010
150,000	150,000	$1.41	May 14, 2011
700,000	612,500	$1.32	August 17, 2011
400,000	350,000	$1.32	September 5, 2011
715,000	268,125	$0.75	July 18, 2012
100,000	-	$0.75	November 20, 2012

2,265,000	1,443,125

During the period ended March 31, 2008, stock-based compensation of $109,292 (April 30, 2007 - $781,399) was expensed by the Company.

Assumptions used in determining the fair value of the options vested in the periods are as follows:

	March 31	April 30
	2008	2007

Weighted average fair value of options granted	$0.44	$0.99
Expected dividend yield	0.0%	0.0%
Expected volatility	100%	91%
Risk-free interest rate	4.50%	4.07%
Expected term	4.2 years	5 years

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 9

Share Capital – (cont’d)

e)

Commitments – (cont’d)

ii)

Share Purchase Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	March 31 2008		December 31 2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Balance, beginning of year	17,165,577	$0.89	18,286,255	$1.12
Granted	-	$ -	4,089,322	$0.81
Exercised	-	$ -	-	$ -
Expired/cancelled	-	$ -	(5,210,000)	$1.65

Balance, end of year	17,165,577	$0.89	17,165,577	$0.89

At March 31, 2008, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

400,000	$1.31	September 19, 2008
1,183,172	$0.75	October 26, 2008
5,477,720*	$1.00	December 13, 2008
588,466*	$0.70	December 13, 2008
50,659*	$0.70	December 29, 2008
175,000*	$1.00	February 8, 2009
26,250*	$0.70	February 8, 2009
456,050*	$0.55	April 27, 2009
5,932,110*	$0.85	April 27, 2009
171,150	$0.85	May 17, 2009
2,735,000	$0.85	May 17, 2009
17,165,577

* During the term of these warrants if the common shares of the Company close at or above $1.85 (affecting 6,388,160 warrants) or $2.00 (affecting 6,288,095 warrants) per share for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the warrants at that time to a term of 30 calendar days.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 10

Related Party Transactions

The Company incurred the following costs and expenses with a company with a common director, and directors and officers of the Company:

	March 31 2008	April 30 2007

Consulting	$ 47,597	$ 44,435
Legal fees	9,705	42,585
Management fees	-	15,000
Payroll and benefits	18,952	-

	$ 76,254	$ 102,020

These charges were in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in payroll and benefits noted above were directors fees of $18,952 (April 30, 2007 - $nil).  Included in consulting noted above were management fees of $nil (April 30, 2007 - $15,000).

Included in accounts payable and accrued liabilities is $18,952 due to directors for directors fees (April 30, 2007 - $nil).  The payables are unsecured with no specific terms of repayment.

Note 11

Commitments

The Company has committed to annual minimum rental payments (excluding operating costs and other fees) for office premises as follows:

2008	$ 171,136
2009	228,682
2010	240,394
2011	178,683
2012	158,112
Thereafter	158,112

$ 1,135,119

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 12

Amounts Receivable

During the period ended December 31, 2007, the Company’s major Joint Venture partner in the Chambers prospect, Altima Resources Ltd. (Altima), failed to perform financially with regard to their obligations under signed authorizations for expenditures totalling $2,194,986.  The Company is now exercising its rights under the Canadian Association of Petroleum Landmen Operating Procedure agreement to recover this amount, including setting off Altima’s share of income from the Chambers 3-17 well and initiating a legal action to sell Altima’s interest in the prospect to reduce the receivable.

Given the uncertainty regarding the collectibility of the accounts receivable from Altima, the Company has recorded $1,150,000 as petroleum and natural gas costs during the period ended December 31, 2007 to reflect additional costs which the Company has borne on drilling this well. Any recovery will be recorded as a reduction of the petroleum and natural gas properties in the period that it occurs.  At March 31, 2008, $744,986 is included in amounts receivable due from Altima. The total receivable from Altima at March 31, 2008 is approximately $1.8 million.

Note 13

Financial Instruments

a)

Fair Values of Financial Assets and Liabilities

Financial instruments consist mainly of cash and cash equivalents, amounts receivable, funds held in trust, reclamation deposits, accounts payable and accrued liabilities, bank loan and note payable.  At March 31, 2008 and December 31, 2007, there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

b)

Credit Risk

Substantially all of the Company’s cash and cash equivalents are held at chartered banks and as such the Company is exposed to the risks of the institutions.

The majority of the amounts receivable is in respect of oil and natural gas operations.  The Company generally extends unsecured credit to these customers and, therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any material credit loss in the collection of receivables in the past other than with Altima which has been allowed for (Note 12).

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2008 and April 30, 2007

(Unaudited – Prepared by Management)

Note 13

Financial Instruments – (cont’d)

c)

Commodity Price Risk

The Company’s operations are exposed to commodity price fluctuations.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate.

d)

Foreign Exchange Risk

The Company is exposed to fluctuations in the rate of exchange in respect of its US operations.  A portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable, notes payable and bank loan are denominated in US dollars and, consequently, the Company is subject to the risk of fluctuating foreign exchange rates.

Note 14

Geographic Segments

The Company has one segment and operates in two geographic regions as follows:

March 31 2008
	Canada	United States	Total

Oil and gas revenue, net	$ 90,650	$ 90,400	$ 181,050
Property and equipment	$ 15,047,773	$ 2,576,716	$ 17,754,058

December 31 2007
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ 192,654	$ 192,6543
Property and equipment	$ 15,080,632	$ 2,546,850	$ 17,627,482

Note 15

Subsequent Event

The Company issued 19,964,350 units consisting of one common share and one-half share purchase warrant at $0.30 per unit pursuant to a private placement that closed on May 8, 2008 for gross proceeds to the Company of $5,989,305 and issued 5,435,300 flow-through common shares at $0.33 per share for gross proceeds of $1,793,649.  Each whole warrant entitles the holder thereof to purchase one common share at $0.45 per share and has an eighteen month expiry.  The Company has paid finders fees of $ 369,791 and issued 477,884 warrants to acquire common shares at $0.45 per share for a period of eighteen months.